Exhibit 99.4

ASX & MEDIA RELEASE	(ASX: SGM, OTC: SMSMY)	14 October 2014

Sims Metal Management Limited to deregister from SEC in US

Sims Metal Management Limited (the Company) announced today that it intends to deregister its American Depositary Receipts (ADRs) under the U.S. Securities Exchange Act (Exchange Act). This follows the delisting of the ADRs from the New York Stock Exchange (NYSE) on 11 October 2013.

As the Company has now met the criteria for deregistration, the Company plans to file a Form 15F with the U.S. Securities and Exchange Commission (SEC) to terminate the registration of the Company’s ADRs under the Exchange Act. Upon the filing of the Form 15F, the Company’s obligation to file certain reports with the SEC, including Forms 20-F and 6-K, will immediately be suspended. The Company expects that the deregistration of its ADRs will become effective, and the Company’s Exchange Act reporting obligations will be terminated, 90 days after the filing of the Form 15F with the SEC.

The Company will continue to provide a sponsored ADR programme in conjunction with Bank of New York Mellon in the U.S. on the ‘over-the-counter’ (OTC) market to enable investors to trade ADRs. The Company’s ordinary shares are entirely unaffected by the proposed deregistration and will continue to be listed on the Australian Securities Exchange.

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the risk factors described in the Corporate Governance section of the Company’s web site. Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with over 250 facilities and 6,000 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generates approximately 60% of its revenue from operations in North America. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed in the United States on the Over-the-Counter market (OTC:SMSMY). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

Investor and media inquiries contact

Todd Scott

Group Vice President – Investor Relations

Tel: +61 4 0960 0352

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